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                            June 11, 2020

       Brian Grass
       Chief Financial Officer
       HELEN OF TROY LTD
       1 Helen of Troy Plaza
       El Paso, Texas 79912

                                                        Re: HELEN OF TROY LTD
                                                            Form 10-K for the
fiscal year ended February 29, 2020
                                                            Filed April 29,
2020
                                                            File No. 001-14669

       Dear Mr. Grass:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to our comment, we may have additional comments.

       Form 10-K for the fiscal year ended February 29, 2020

       Notes to Consolidated Financial Statements
       Note 3 - Revenue Recognition, page 76

   1.                                                   Please revise to
clarify whether each of your non-customized consumer
                                                        products represent a
promised good that is a distinct performance obligation.
                                                        Additionally, we note
that you recognize revenue from contracts with customers at a single point in time.
In this regard, please specify when you typically satisfy your performance obligations
and your customer obtains control (e.g. upon shipment, upon
                                                        delivery, etc.). Please
also include the significant payment terms such as when payment is typically due. Refer to
ASC 606-10-50-12.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Brian Grass
HELEN OF TROY LTD
June 11, 2020
Page 2

       You may contact Charles Eastman, Staff Accountant, at (202) 551-3794 or Jean Yu,
Assistant Chief Accountant, at (202) 551-3305 if you have any questions.



FirstName LastNameBrian Grass                            Sincerely,
Comapany NameHELEN OF TROY LTD
                                                         Division of
Corporation Finance
June 11, 2020 Page 2                                     Office of
Manufacturing
FirstName LastName